UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Copies of the company’s amended management’s discussion and analysis and officers’ certificates for its fiscal year ended August 31, 2012, as filed in Canada on SEDAR, are attached hereto, along with a news release announcing details of the amended filing.

EXHIBITS

Number	Description of Exhibit
99.1	January 15, 2013 News Release – “CIBT Files Amended Annual MD&A”
99.2	Amended Management’s Discussion and Analysis for the year ended August 31, 2012
99.3	Amended Form 52-109F1R – Certification of Refiled Annual Filings – CEO
99.4	Amended Form 52-109F1R – Certification of Refiled Annual Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 16, 2013	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer